Exhibit (e)(5)(A)

MANAGING DIRECTOR AGREEMENT

BETWEEN:

SEQUANS COMMUNICATIONS, société anonyme with a registered share capital of EUR 1,184,976.98, the registered office of which is located at 15-55 boulevard Charles de Gaulle, 92700 Colombes, France, registered with the registry of commerce and companies of Nanterre, under number 450 249 677 (the “Company”), represented by Zvi Slonimsky, chairman of the compensation committee and duly authorized by the Board of Directors of the Company (the “Board”).

OF THE FIRST PART,

AND:

Mr. Georges Karam, residing [***]

OF THE SECOND PART,

collectively referred to as “the Parties”

WHEREAS

Mr. Georges Karam is the Managing Director (“Directeur Général”) of the Company.

The Parties have decided to modify the terms and conditions of the Managing Director, as set forth in the Managing Director Agreement executed on 14 September 2006 and amended on 21 June 2010 and on 2 February 2016 (together, the “Prior Agreement”).

Consequently, the terms and conditions of this Managing Director Agreement amends, restates and supersedes the Prior Agreement in its entirety and sets forth the entire understanding between Mr. Karam and the Company regarding matters contemplated by the Prior Agreement.

THE FOLLOWING HAS BEEN AGREED UPON:

1. PRIOR APPROVAL OF THIS AGREEMENT

Pursuant to article L.225-38 of the French Commercial Code (Code de commerce), the present agreement has been approved by the Board on December 12, 2016.

2. DURATION

This agreement, entered into for an indeterminate period of time, shall become effective upon its execution.

Each Party may terminate the present agreement with three (3) months prior notice by certified mail (courrier recommandé avec accusé de reception).

3. DUTIES

Mr. Karam is in charge of the general management of the Company.

4. REMUNERATION

In consideration of the exercise of his duties as Managing Director, beginning on January 1, 2017, Mr. Karam shall receive:

(i)	a gross annual base remuneration of three hundred fifty thousand Euros (EUR 350,000), to be paid in 12 monthly installments; and

(ii)

an annual bonus which varies based on the level of achievement of annual objectives set by the Board at the beginning of each year and summarized in a document called “Annual objectives” which also specifies how the annual bonus is calculated; it is specified that in the event that all annual objectives are achieved, the annual bonus is equal to 100% of the gross annual base remuneration.

5. BUSINESS EXPENSES

Mr. Karam will be reimbursed on a monthly basis for the reasonable expenses he may be called upon to incur in connection with the performance of his duties, in accordance with the Company’s rules in force.

6. SOCIAL BENEFITS - GSC

In addition to the social benefits generally granted by the Company to its employees, Mr. Karam shall be affiliated to the G.S.C. (garantie sociale des chefs et dirigeants d’entreprises – unemployment insurance), the full cost of such insurance (including Mr. Karam’s related tax impacts) being borne by the Company.

7. TERMINATION

7.1 In the event the present agreement is terminated upon the dismissal (“révocation”) of Mr. Karam by the Board without Cause (as defined in Appendix A) or is terminated upon the resignation of Mr. Karam for Good Reason (as defined in Appendix A) and such termination does not occur within three (3) months prior to, or twelve (12) months following, the effective date of a Change in Control (as defined in Appendix A), Mr. Karam shall receive, subject to Section 7.3 below, a termination indemnity in an amount equal to (i) eighteen (18) months of his then-current gross annual base remuneration, (ii) 150% of his then-current annual bonus, and (iii) the portion of Mr. Karam’s then outstanding time-based equity awards covering ordinary shares of the Company that would have vested during the 12-month period following the effective date of Mr. Karam’s termination shall become vested and/or exercisable and any reacquisition or repurchase rights held by the Company with respect to such awards shall immediately lapse upon the effective date of such termination.

7.2 In the event the present agreement is terminated upon the dismissal of Mr. Karam by the Board without Cause or is terminated upon the resignation of Mr. Karam for Good Reason and such termination occurs within three (3) months prior to, or twelve (12) months following, the effective date of a Change in Control, Mr. Karam shall receive, subject to Section 7.3 below, a termination indemnity for the amount described in Section 7.1, and 100% of all his then outstanding equity awards (whether time or performance-based) covering ordinary shares of the Company shall become vested and/or exercisable and any reacquisition or repurchase rights held by the Company with respect to such awards shall lapse (the termination benefits described in Section 7.1 and this Section 7.2, collectively, the “Termination Benefits”).

7.3 The Termination Benefits are each subject to (i) Mr. Karam executing a release of claims in favor of the Company, its affiliates and their respective managing and supervisory directors in a form provided by the Company (the “Release”) by the 30th calendar day following the effective date of Mr. Karam’s termination (the “Release Period”) and (ii) Mr. Karam complying with the non-compete undertakings set forth in Section 8, provided that no refund of such indemnity shall occur should the Board decide to release Mr. Karam from such non-compete undertakings.

7.4 The Termination Benefits, in each case, shall be paid to Mr. Karam in a lump sum on the first payroll date following the effective date of the Release, provided, however, that if the Release Period spans two calendar years, the Termination Benefits shall be paid in the later calendar year.

8. NON-COMPETE CLAUSE

While employed by the Company and during the twelve (12) months following the effective date of his termination of employment with the Company for any reason, Mr. Karam shall not either directly or indirectly, on his own behalf or on behalf of any third party, own an interest in, operate, join, control, participate in, or be connected as an officer, employee, agent, consultant, independent contractor, partner, shareholder, or principal of, any person or entity that is directly competitive with the “Business” (as defined below); provided, that ownership of less than three percent (3%) of the equity interest of any such entity shall not be deemed a violation of this provision.

For purposes of this Agreement, “Business” means any business engaged in the design, development, manufacture, operation, production, marketing, sale, licensing, commissioning, or servicing of any product, or the provision of any service that relates to 4G LTE semiconductors. This non-compete clause only applies to any Business in France.

If any restriction set forth in this Section 8 is found by any court of competent jurisdiction to be unenforceable because it extends for too long a period of time or over too great a range of activities or in too broad a geographic area, it shall be interpreted to extend only over the maximum period of time, range of activities or geographic area as to which it may be enforceable. Mr. Karam understands that the restrictions contained in this Section 8 are necessary for the protection of the business and goodwill of the Company and Mr. Karam considers them to be reasonable and necessary to protect and maintain the proprietary and other legitimate business interests of the Company and that the enforcement of such restrictive covenants shall not prevent him from finding another position compatible with his profile.

The Company may release Mr. Karam from this non-compete clause, provided that such release is notified to him by registered mail with acknowledgment of receipt within 15 calendar days after the notification of the termination.

9. APPLICABLE LAW - LITIGATIONS

The present agreement shall be governed by French Law as to its validity, interpretation and performance.

Any dispute arising in connection with the present agreement shall be submitted to the exclusive jurisdiction of the tribunals submitted to the jurisdiction of the Court of Appeal of Paris (Gour d’Appel de Paris).

Executed in two copies,

Signed on December 14, 2016

/s/ Georges Karam	/s/ Zvi Slominsky
Mr. Georges Karam	The Company represented by Mr. Zvi Slominsky

APPENDIX A

(a) “Cause” means, with respect to Mr. Karam, the occurrence of any of the following events: (i) Mr. Karam’s commission of any crime involving fraud, dishonesty or moral turpitude; (ii) Mr. Karam’s attempted commission of, or participation in, a fraud or embezzlement against the Company; (iii) Mr. Karam’s intentional, material violation of any contract or agreement between Mr. Karam and the Company or of any statutory duty owed to the Company; (iv) Mr. Karam’s unauthorized use or disclosure of the Company’s confidential information or trade secrets where such use or disclosure causes material harm to the Company; or (v) Mr. Karam’s gross misconduct, provided however, that none of the events described in (i) - (v) shall be an event constituting “cause” if Mr. Karam cures such event within 30 calendar days after receiving written notice thereof. The determination that this present agreement be terminated upon the dismissal of Mr. Karam either for Cause or without Cause shall be made by the Board, in its sole discretion.

(b) “Change in Control” means the occurrence of any of the following events: (i) one person (or more than one person acting as a group) acquires ownership of ordinary shares of the Company that, together with the ordinary shares held by such person or group, constitutes more than 40% of the total fair market value or total voting power of the ordinary shares of the Company; provided that, a Change in Control shall not occur if any person (or more than one person acting as a group) owns more than 40% of the total fair market value or total voting power of the Company’s ordinary shares and acquires additional ordinary shares; (ii) one person (or more than one person acting as a group) acquires (or has acquired during the twelve-month period ending on the date of the most recent acquisition) ownership of the Company’s ordinary shares possessing 40% or more of the total voting power of the ordinary shares of the Company; (iii) 50% or more of the members of the Board are replaced during any twelve-month period by directors whose appointment or election is not endorsed by a majority of the Board before the date of appointment or election; or (iv) the sale of all or substantially all of the Company’s assets. Notwithstanding the foregoing, a transaction will not constitute a Change in Control if: (i) its sole purpose is to change the jurisdiction of the Company’s incorporation, or (ii) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.

(c) “Good Reason” means the occurrence of any of the following events, in each case without Mr. Karam’s written consent: (i) a material reduction in Mr. Karam’s gross annual base remuneration of 10% or more (other than a general reduction in gross annual base remuneration that affects all other executive officers in substantially the same proportions); (ii) a material, adverse change in Mr. Karam’s title, authority, duties, responsibilities or reporting structure or relationship, relative to Mr. Karam’s title, duties, authority, responsibilities or reporting relationship as in effect immediately prior to such change (including, without limitation, for example, not remaining or not elected to the Board of Directors of the successor entity following the Change in Control, not remaining the CEO of the successor entity following the Change in Control or a requirement that Mr. Karam report to a corporate officer or employee instead of reporting directly to the Board); (iii) the Company conditions Mr. Karam’s continued service with the Company on him being transferred to a site of employment; or (iv) any material breach by the Company or any successor corporation of any material provision of this present agreement. The present agreement cannot be terminated upon the resignation of Mr. Karam for Good Reason unless he has provided written notice to the Company of the existence of the circumstances providing grounds for resignation for Good Reason within 60 calendar days of the initial existence of such grounds and the Company has had at least 30 calendar days from the date on which such notice is provided to cure such circumstances and not be required to provide the termination indemnity described herein as a result of such proposed resignation. If the Good Reason condition is not remedied within such 30-day period, then Mr. Karam may resign based on the Good Reason condition specified in the notice effective no later than 60 days following the expiration of the 30-day cure period.

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